SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 15, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM sets new international market share record of 89.4%

Our domestic market share was 43.8%

São Paulo, September 15, 2009 – (BOVESPA: TAMM4, NYSE:TAM) we announce our operating data for August 2009, as disclosed by the Brazilian National Civil Aviation Agency (ANAC) today.

In the domestic market, we have observed the return of business passengers due to the end of vacations as well as the absence of holidays in the month of August. However, we have seen this return in a modest way, an indication that the industry still is impacted by the global economic crisis. Our load-factor was 62.8%, a 4.9p. p. reduction when compared to August last year, mainly composed by and increase in offered capacity of 5.9% and a decrease of 1.7% in the demand. Nonetheless, our load-factor was above the 62.6% market’s average. The industry demand and supply grew 21.5% and 20.1%, respectively. Our market share (RPK) was 43.8% .

The domestic yield in August presented a recovery when compared to July, however we believe the third quarter’s average will remain stable or slightly below second quarter results, mainly because of the dynamic observed in September.

In the international market, we have obtained a 16.8% growth in RPK when compared to the same period last year, while the ASK grew 24.5% . Our market share in August reached 89.4% and the load-factor was 73.7%, 4.8 p.p. above market average which was 68.9%.

Please find below our operating data for August:

Operating data	Aug-2009	Aug-2008	Var. %

Domestic Market
ASK (millions) – Supply	3,140	2,967	5.9%
RPK (millions) – Demand	1,972	2,007	-1.7%
Load Factor	62.8%	67.6%	-4.9 p.p.
Market share	43.8%	54.2%	-10.4 p.p.

International Market
ASK (millions) – Supply	2,131	1,711	24.53%
RPK (millions) – Demand	1,570	1,344	16.80%
Load Factor	73.7%	78.6%	-4.9 p.p.
Market share	89.4%	73.9%	15.5 p.p.

Operating data	Jan-Aug-2009	Jan-Aug-2008	Var. %

Domestic Market
ASK (millions) – Supply	25,451	23,134	10.0%
RPK (millions) – Demand	16,303	16,134	1.0%
Load Factor	64.1%	69.7%	-5.7 p.p.
Market share	46.6%	50.0%	-3.3 p.p.

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International Market
ASK (millions) – Supply	16,668	13,571	22.8%
RPK (millions) – Demand	11,877	10,382	14.4%
Load Factor	71.3%	76.5%	-5.2 p.p.
Market share	86.7%	71.3%	15.5 p.p.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM (www.tam.com.br):
We have been the leader in the Brazilian domestic market for more than four years, and held a 43.8% domestic market share and 89.4% international market share at the end of August 2009. TAM operates regular flights to 42 destinations throughout Brazil. It serves 79 different cities in the domestic market through regional alliances. Operations abroad include our flights to 17 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.1 million subscribers and has awarded more than 8.5 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.